UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TABULA RASA HEALTHCARE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

873379101

(CUSIP Number)

David Maryles

Managing Director, Legal and Compliance

BlackRock, Inc.

55 East 52nd Street

New York, NY 10055

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 873379101

1	NAMES OF REPORTING PERSONS BlackRock, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,483,290
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,500,489
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,489
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

2

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D (as amended, the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission on April 21, 2022 (the “Original Schedule 13D”), by and on behalf of BlackRock, Inc. (“BlackRock”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Tabula Rasa HealthCare, Inc., a Delaware corporation (the “Issuer”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to include the following:

As previously disclosed in the Original Schedule 13D, a fund advised by an Advisory Subsidiary previously authorized one of its portfolio companies, identified in this Amendment No. 1 as Transaction Data Systems, Inc., a Florida corporation and one of the portfolio companies of such fund (“Bidder”), to participate in a process being conducted by the Issuer to divest certain assets of the Issuer. On June 18, 2022, Bidder, Issuer and Tabula Rasa HealthCare Group, Inc., a Delaware corporation and wholly-owned subsidiary of Issuer (“Seller”), entered into an Asset Purchase Agreement (the “Purchase Agreement”), pursuant to which Seller agreed to sell to Bidder its unincorporated PrescribeWellness business division (the “PrescribeWellness Business”) and the assets, properties, and rights that are primarily used or held for use in connection with the PrescribeWellness Business, in accordance with the terms and conditions set forth therein, for up to $140,000,000 in cash, of which $125,000,000 will be paid at closing subject to certain adjustments related to the net working capital of the PrescribeWellness Business (the “Base Purchase Price”). The additional $15,000,000 is contingent consideration that will be paid to Seller based upon the PrescribeWellness Business’s achievement of certain performance-based metrics during the fiscal years ending December 31, 2023 and 2024. The Purchase Agreement further provides for a post-closing, true-up adjustment based on the parties’ determination of the Final Working Capital Amount. Consummation of the transactions contemplated by the Purchase Agreement is subject to certain conditions and approvals, including without limitation (i) the consummation of Seller’s acquisition of certain intellectual property and related assets from karmadata, Inc., a Delaware corporation, and (ii) the satisfaction or waiver of certain customary closing conditions, including receipt of all required approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Amendment No. 1, and incorporated herein by reference.

The activities described herein will not restrict the Advisory Subsidiaries’ exercise of investment or voting power with respect to the Common Stock to which this Schedule 13D relates. Except as set forth in this Schedule 13D, BlackRock has no present plans or proposals that relate to or would result in any of the actions described in Item 4 (a) through (j) of this Schedule 13D. Each of the Advisory Subsidiaries may evaluate on a continuing basis its client accounts’ investment in the Issuer, and BlackRock expects that such Advisory Subsidiaries may from time to time acquire or dispose of Common Stock or other securities of the Issuer on behalf of such client accounts. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer’s securities; (ii) subsequent developments concerning the Issuer’s business and prospects and the industry in which the Issuer operates; (iii) the Advisory Subsidiaries’ general investment policies with respect to the applicable accounts managed by the Advisory Subsidiaries; (iv) other investment and business opportunities available to the Advisory Subsidiaries on behalf of their clients; (v) general market and economic conditions; (vi) tax considerations; and (vii) such other factors as the Advisory Subsidiaries may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

Item 5. Interest in Securities of the Issuer.

Item 5 (a) – (c) is hereby amended and restated as follows:

(a) and (b) The responses of BlackRock to Rows (7) through (11), and (13) of the cover page of this Schedule 13D are incorporated herein by reference.

The aggregate percentage of shares of Common Stock reported as beneficially owned by BlackRock was calculated based on 25,849,263 shares of Common Stock issued and outstanding as of April 30, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the U.S. Securities and Exchange Commission on May 9, 2022.

The Common Stock beneficially owned by BlackRock includes Common Stock beneficially owned by the Advisory Subsidiaries, including BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, and BlackRock Asset Management Canada Limited, none of which individually beneficially owns in excess of 5% of the outstanding Common Stock.

(c) Annex B, attached hereto, sets forth transactions in the Common Stock that were effected since the filing of the Original Schedule 13D. The transactions in the Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to include the following:

In addition, a BlackRock-managed fund is a party to a derivative agreement in the form of contract for difference (the “CFD”) in an aggregate notional principal amount of 7,742 shares of Common Stock of the Issuer. The CFD provides the BlackRock-managed fund with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the CFD (such shares, the “Subject Shares”). BlackRock disclaims beneficial ownership of the Subject Shares. The counterparty to the CFD is an unaffiliated third-party financial institution.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following:

Exhibit 2	Asset Purchase Agreement dated as of June 18, 2022 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 21, 2022).

3

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2022	BLACKROCK, INC.

	By:	/s/ David Maryles
	Name:	David Maryles
	Title:	Attorney in Fact

Annex A is hereby amended and restated as follows:

Annex A

The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).

Executive Officers

Name	Principal Occupation or Employment	Business Address	Citizenship
Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Chair and Head of Asia Pacific	BlackRock, Inc. 16/F Champion Tower 3 Garden Road Central, Hong Kong	U.K.

Robert L. Goldstein	Senior Managing Director, Chief Operating Officer and Global Head of BlackRock Solutions	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

J. Richard Kushel	Senior Managing Director and Head of the Portfolio Management Group	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Stephen Cohen	Senior Managing Director and Head of Europe, Middle East and Africa	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Mark S. McCombe	Senior Managing Director and Chief Client Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Manish Mehta	Senior Managing Director and Global Head of Human Resources	BlackRock, Inc. 400 Howard Street San Francisco, CA 94105	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wiedman	Senior Managing Director and Head of International and of Corporate Strategy	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship
Bader M. Alsaad	Arab Fund for Economic & Social Development - Chairman of the Board and Director General	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Kuwait

Pamela Daley	General Electric Company - Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Laurence D. Fink	BlackRock, Inc. - Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Beth Ford	Land O’Lakes, Inc. - President and Chief Executive Officer	Land O’Lakes, Inc. 4001 Lexington Ave. North Arden Hills, MN 55126	U.S.

William E. Ford	General Atlantic - Chairman and Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Fl New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. - President and Chief Executive Officer	Estée Lauder Companies 767 Fifth Avenue, 40th Fl New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation - Former Executive Chairman, Chairman, President and CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret “Peggy” L. Johnson	Magic Leap, Inc. - Chief Executive Officer	Magic Leap 7500 W. Sunrise Blvd Plantation, FL 33322	U.S.

Robert S. Kapito	BlackRock, Inc. - President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Cheryl D. Mills	BlackIvy Group LLC - Founder and Chief Executive Officer	BlackIvy Group LLC 2300 N Street NW Suite 630 Washington DC 20037	U.S.

Gordon M. Nixon	Royal Bank of Canada - Former President, CEO and Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Kristin C. Peck	Zoetis Inc. - Chief Executive Officer	Zoetis Inc. 10 Sylvan Way Parsippany, NJ 07054	U.S.

Charles H. Robbins	Cisco Systems, Inc. - Chairman and Chief Executive Officer	Cisco Systems, Inc. 300 West Tasman Drive San Jose, CA 95134 7	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. - Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Hans E. Vestberg	Verizon Communications Inc. - Chairman and Chief Executive Officer	Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Sweden

Susan L. Wagner	BlackRock, Inc. - Former Vice Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Abacai - Co-Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	New Zealand

Annex B

Transaction in Common Stock

Since Original Schedule 13D Filing

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
Aperio Group, LLC	4/22/2022	86	$4.24	SELL
Aperio Group, LLC	4/22/2022	86	$4.22	SELL
BlackRock Fund Advisors	5/3/2022	240	$3.77	BUY
BlackRock Fund Advisors	5/3/2022	8,245	$3.77	BUY
BlackRock Fund Advisors	5/3/2022	510	$3.77	SELL
BlackRock Fund Advisors	5/3/2022	1,700	$3.77	SELL
BlackRock Fund Advisors	5/3/2022	765	$3.77	SELL
BlackRock Fund Advisors	5/3/2022	1,785	$3.77	SELL
BlackRock Fund Advisors	5/4/2022	6	$3.75	SELL
BlackRock Asset Management Ireland Limited	5/4/2022	102	$3.75	BUY
BlackRock Fund Advisors	5/4/2022	850	$3.75	BUY
BlackRock Fund Advisors	5/4/2022	170	$3.75	SELL
BlackRock Fund Advisors	5/4/2022	5	$3.75	SELL
BlackRock Fund Advisors	5/4/2022	1,105	$3.75	SELL
BlackRock Fund Advisors	5/4/2022	1,275	$3.75	SELL
BlackRock Fund Advisors	5/4/2022	720	$3.75	BUY
BlackRock Fund Advisors	5/4/2022	480	$3.75	BUY
BlackRock Fund Advisors	5/5/2022	1,360	$3.22	BUY
BlackRock Fund Advisors	5/5/2022	255	$3.22	SELL
BlackRock Asset Management Ireland Limited	5/5/2022	132	$3.22	BUY
BlackRock Fund Advisors	5/5/2022	1,105	$3.22	SELL
BlackRock Fund Advisors	5/5/2022	340	$3.22	SELL
BlackRock Fund Advisors	5/5/2022	2,125	$3.22	BUY
BlackRock Fund Advisors	5/5/2022	1,360	$3.22	SELL
BlackRock Fund Advisors	5/5/2022	2,125	$3.22	SELL
BlackRock Fund Advisors	5/6/2022	1,785	$4.10	SELL
BlackRock Fund Advisors	5/6/2022	595	$4.10	SELL
BlackRock Fund Advisors	5/6/2022	1,700	$4.10	SELL
BlackRock Financial Management, Inc.	5/6/2022	2,501	$3.83	BUY
BlackRock Fund Advisors	5/6/2022	9	$4.10	BUY
BlackRock Fund Advisors	5/6/2022	340	$4.10	SELL
BlackRock Fund Advisors	5/9/2022	765	$3.90	BUY
BlackRock Fund Advisors	5/9/2022	1,700	$3.90	BUY
BlackRock Fund Advisors	5/9/2022	2,125	$3.90	BUY
BlackRock Fund Advisors	5/9/2022	1,955	$3.90	BUY
BlackRock Fund Advisors	5/9/2022	1,020	$3.90	BUY
BlackRock Fund Advisors	5/10/2022	1,530	$4.45	BUY
BlackRock Fund Advisors	5/10/2022	51	$4.45	SELL
BlackRock Fund Advisors	5/10/2022	3,145	$4.45	BUY
BlackRock Fund Advisors	5/10/2022	2,295	$4.45	BUY
BlackRock Fund Advisors	5/10/2022	2,550	$4.45	BUY

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
BlackRock Fund Advisors	5/11/2022	960	$3.83	BUY
BlackRock Fund Advisors	5/11/2022	36	$3.83	BUY
BlackRock Fund Advisors	5/11/2022	595	$3.83	SELL
BlackRock Fund Advisors	5/11/2022	850	$3.83	SELL
BlackRock Fund Advisors	5/11/2022	13	$3.83	BUY
BlackRock Fund Advisors	5/11/2022	30	$3.83	BUY
BlackRock Fund Advisors	5/11/2022	1,360	$3.83	BUY
BlackRock Fund Advisors	5/11/2022	255	$3.83	SELL
BlackRock Fund Advisors	5/11/2022	10	$3.83	BUY
BlackRock Fund Advisors	5/11/2022	255	$3.83	BUY
BlackRock Fund Advisors	5/11/2022	26	$3.83	SELL
BlackRock Fund Advisors	5/12/2022	18	$3.88	BUY
BlackRock Fund Advisors	5/12/2022	595	$3.88	BUY
BlackRock Fund Advisors	5/12/2022	240	$3.88	SELL
BlackRock Fund Advisors	5/13/2022	30	$3.55	BUY
BlackRock Fund Advisors	5/13/2022	50	$3.55	SELL
BlackRock Fund Advisors	5/13/2022	12	$3.55	BUY
BlackRock Fund Advisors	5/13/2022	935	$3.55	SELL
BlackRock Fund Advisors	5/13/2022	680	$3.55	BUY
BlackRock Fund Advisors	5/13/2022	1,955	$3.55	SELL
BlackRock Fund Advisors	5/16/2022	7,310	$3.24	BUY
BlackRock Fund Advisors	5/16/2022	850	$3.24	SELL
BlackRock Fund Advisors	5/16/2022	1,785	$3.24	SELL
BlackRock Fund Advisors	5/16/2022	935	$3.24	SELL
BlackRock Fund Advisors	5/16/2022	425	$3.24	SELL
BlackRock Fund Advisors	5/16/2022	5	$3.24	SELL
BlackRock Fund Advisors	5/16/2022	240	$3.24	BUY
BlackRock Fund Advisors	5/16/2022	1,020	$3.24	SELL
BlackRock Fund Advisors	5/17/2022	1,615	$3.17	SELL
BlackRock Fund Advisors	5/17/2022	15	$3.17	BUY
BlackRock Fund Advisors	5/17/2022	935	$3.17	SELL
BlackRock Fund Advisors	5/18/2022	2,040	$2.81	SELL
BlackRock Fund Advisors	5/18/2022	1,020	$2.81	SELL
BlackRock Fund Advisors	5/18/2022	1,700	$2.81	SELL
BlackRock Fund Advisors	5/18/2022	1,785	$2.81	BUY
BlackRock Fund Advisors	5/18/2022	2,210	$2.81	SELL
BlackRock Fund Advisors	5/18/2022	720	$2.81	BUY
BlackRock Fund Advisors	5/18/2022	1,700	$2.81	SELL
BlackRock Fund Advisors	5/18/2022	68	$2.81	BUY
BlackRock Fund Advisors	5/18/2022	5	$2.81	BUY
BlackRock Fund Advisors	5/18/2022	3,145	$2.81	SELL
BlackRock Fund Advisors	5/18/2022	480	$2.81	SELL
BlackRock Fund Advisors	5/19/2022	850	$2.67	SELL
BlackRock Fund Advisors	5/19/2022	425	$2.67	SELL
BlackRock Fund Advisors	5/19/2022	1,500,000	$67.99	BUY
BlackRock Fund Advisors	5/19/2022	18	$2.67	SELL

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
BlackRock Fund Advisors	5/19/2022	26	$2.67	SELL
BlackRock Fund Advisors	5/19/2022	4,080	$2.67	BUY
BlackRock Fund Advisors	5/19/2022	720	$2.67	BUY
BlackRock Fund Advisors	5/20/2022	765	$2.30	SELL
BlackRock Fund Advisors	5/20/2022	4,420	$2.30	SELL
BlackRock Fund Advisors	5/20/2022	170	$2.30	BUY
BlackRock Fund Advisors	5/20/2022	2,720	$2.30	SELL
BlackRock Fund Advisors	5/20/2022	480	$2.30	SELL
BlackRock Fund Advisors	5/20/2022	1,700	$2.30	SELL
BlackRock Fund Advisors	5/20/2022	1,020	$2.30	SELL
BlackRock Fund Advisors	5/20/2022	595	$2.30	BUY
BlackRock Fund Advisors	5/23/2022	720	$2.86	BUY
BlackRock Fund Advisors	5/23/2022	2,040	$2.86	BUY
BlackRock Fund Advisors	5/23/2022	1,360	$2.86	SELL
BlackRock Fund Advisors	5/23/2022	40	$2.86	BUY
BlackRock Fund Advisors	5/23/2022	255	$2.86	BUY
BlackRock Fund Advisors	5/23/2022	170	$2.86	BUY
BlackRock Fund Advisors	5/23/2022	1,190	$2.86	SELL
BlackRock Fund Advisors	5/24/2022	4,845	$3.12	BUY
BlackRock Fund Advisors	5/24/2022	15	$3.12	BUY
BlackRock Fund Advisors	5/24/2022	6	$3.12	SELL
BlackRock Fund Advisors	5/24/2022	850	$3.12	BUY
BlackRock Fund Advisors	5/24/2022	1,445	$3.12	BUY
BlackRock Fund Advisors	5/24/2022	850	$3.12	SELL
BlackRock Fund Advisors	5/24/2022	1,530	$3.12	BUY
Aperio Group, LLC	5/24/2022	145	$2.97	SELL
BlackRock Fund Advisors	5/25/2022	850	$3.25	BUY
BlackRock Fund Advisors	5/25/2022	425	$3.25	BUY
BlackRock Fund Advisors	5/25/2022	480	$3.25	BUY
BlackRock Fund Advisors	5/25/2022	480	$3.25	BUY
BlackRock Fund Advisors	5/25/2022	21	$3.25	BUY
BlackRock Advisors, LLC	5/25/2022	10,690	$3.25	BUY
BlackRock Fund Advisors	5/25/2022	480	$3.25	BUY
BlackRock Fund Advisors	5/25/2022	1,200	$3.25	BUY
BlackRock Fund Advisors	5/25/2022	1,190	$3.25	BUY
BlackRock Fund Advisors	5/25/2022	1,020	$3.25	SELL
BlackRock Fund Advisors	5/25/2022	425	$3.25	BUY
BlackRock Fund Advisors	5/25/2022	39	$3.25	BUY
BlackRock Fund Advisors	5/25/2022	3,400	$3.25	BUY
BlackRock Fund Advisors	5/25/2022	1,190	$3.25	SELL
BlackRock Fund Advisors	5/26/2022	1,275	$3.26	BUY
BlackRock Fund Advisors	5/26/2022	595	$3.26	BUY
BlackRock Fund Advisors	5/26/2022	765	$3.26	SELL
BlackRock Fund Advisors	5/26/2022	240	$3.26	BUY
BlackRock Fund Advisors	5/26/2022	2,160	$3.26	BUY
BlackRock Fund Advisors	5/26/2022	680	$3.26	SELL
BlackRock Fund Advisors	5/26/2022	850	$3.26	SELL

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
Aperio Group, LLC	5/26/2022	67	$3.05	SELL
BlackRock Fund Advisors	5/27/2022	36	$3.86	SELL
BlackRock Fund Advisors	5/27/2022	720	$3.86	BUY
BlackRock Fund Advisors	5/27/2022	42	$3.86	BUY
BlackRock Fund Advisors	5/27/2022	10	$3.86	BUY
BlackRock Fund Advisors	5/27/2022	1,190	$3.86	SELL
BlackRock Fund Advisors	5/27/2022	480	$3.86	BUY
BlackRock Fund Advisors	5/31/2022	510	$3.64	BUY
BlackRock Fund Advisors	5/31/2022	255	$3.64	BUY
BlackRock Financial Management, Inc.	5/31/2022	138	$3.64	SELL
BlackRock Fund Advisors	5/31/2022	25	$3.64	BUY
BlackRock Institutional Trust Company, National Association	5/31/2022	7,256	$3.64	SELL
BlackRock Asset Management Ireland Limited	5/31/2022	11,229	$3.64	SELL
BlackRock Financial Management, Inc.	5/31/2022	5,539	$3.64	SELL
BlackRock Institutional Trust Company, National Association	5/31/2022	534	$3.64	SELL
BlackRock Fund Advisors	5/31/2022	425	$3.64	BUY
BlackRock Fund Advisors	5/31/2022	510	$3.64	SELL
BlackRock Institutional Trust Company, National Association	5/31/2022	574	$3.64	SELL
BlackRock Financial Management, Inc.	5/31/2022	2,055	$3.64	SELL
BlackRock Institutional Trust Company, National Association	5/31/2022	191	$3.64	SELL
BlackRock Fund Advisors	5/31/2022	21	$3.64	BUY
BlackRock Fund Advisors	5/31/2022	935	$3.64	BUY
BlackRock Institutional Trust Company, National Association	5/31/2022	52	$3.64	SELL
BlackRock Fund Advisors	5/31/2022	240	$3.64	SELL
BlackRock Fund Advisors	5/31/2022	18	$3.64	BUY
BlackRock Asset Management Ireland Limited	5/31/2022	5,503	$3.64	SELL
BlackRock Financial Management, Inc.	5/31/2022	9,819	$3.64	SELL
BlackRock Fund Advisors	5/31/2022	765	$3.64	SELL
BlackRock Fund Advisors	5/31/2022	30	$3.64	BUY
BlackRock Investment Management (UK) Limited	5/31/2022	2,516	$3.64	SELL
BlackRock Fund Advisors	5/31/2022	11,432	$3.64	SELL
BlackRock Asset Management Schweiz AG	5/31/2022	2,853	$3.64	SELL
BlackRock Fund Managers Ltd	5/31/2022	2,877	$3.64	SELL
BlackRock Institutional Trust Company, National Association	5/31/2022	118	$3.64	SELL
BlackRock Investment Management (Australia) Limited	5/31/2022	131	$3.64	SELL
BlackRock Investment Management (UK) Limited	5/31/2022	5,954	$3.64	SELL
BlackRock Fund Advisors	6/1/2022	510	$3.05	SELL
BlackRock Fund Advisors	6/1/2022	1,360	$3.05	SELL
BlackRock Fund Advisors	6/1/2022	510	$3.05	SELL
BlackRock Fund Advisors	6/1/2022	680	$3.05	SELL
BlackRock Fund Advisors	6/1/2022	4,675	$3.05	BUY
BlackRock Fund Advisors	6/1/2022	480	$3.05	BUY
BlackRock Fund Advisors	6/2/2022	680	$3.11	SELL
BlackRock Fund Advisors	6/2/2022	1,020	$3.11	SELL
BlackRock Fund Advisors	6/2/2022	425	$3.11	SELL
BlackRock Fund Advisors	6/2/2022	680	$3.11	BUY
BlackRock Fund Advisors	6/3/2022	935	$3.32	SELL

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
BlackRock Fund Advisors	6/3/2022	1,445	$3.32	SELL
BlackRock Fund Advisors	6/3/2022	680	$3.32	SELL
BlackRock Fund Advisors	6/3/2022	510	$3.32	SELL
BlackRock Fund Advisors	6/3/2022	960	$3.32	BUY
BlackRock Advisors, LLC	6/3/2022	2,179	$3.32	SELL
BlackRock Fund Advisors	6/6/2022	765	$3.47	SELL
BlackRock Fund Advisors	6/6/2022	960	$3.47	SELL
BlackRock Fund Advisors	6/6/2022	720	$3.47	BUY
BlackRock Fund Advisors	6/6/2022	935	$3.47	SELL
BlackRock Fund Advisors	6/6/2022	1,360	$3.47	SELL
BlackRock Fund Advisors	6/6/2022	720	$3.47	BUY
BlackRock Fund Advisors	6/6/2022	1,445	$3.47	BUY
BlackRock Fund Advisors	6/6/2022	1,360	$3.47	SELL
BlackRock Fund Advisors	6/7/2022	1,700	$3.80	BUY
BlackRock Fund Advisors	6/7/2022	1,105	$3.80	SELL
BlackRock Fund Advisors	6/7/2022	1,020	$3.80	SELL
BlackRock Fund Advisors	6/7/2022	240	$3.80	SELL
BlackRock Fund Advisors	6/7/2022	1,870	$3.80	SELL
BlackRock Fund Advisors	6/8/2022	1,190	$3.80	BUY
BlackRock Fund Advisors	6/8/2022	10	$3.80	BUY
BlackRock Fund Advisors	6/8/2022	15	$3.80	SELL
BlackRock Fund Advisors	6/8/2022	72	$3.80	BUY
BlackRock Fund Advisors	6/8/2022	255	$3.80	SELL
BlackRock Fund Advisors	6/8/2022	3,400	$3.80	BUY
BlackRock Fund Advisors	6/8/2022	935	$3.80	SELL
BlackRock Fund Advisors	6/8/2022	480	$3.80	SELL
BlackRock Fund Advisors	6/8/2022	425	$3.80	SELL
BlackRock Fund Advisors	6/8/2022	240	$3.80	SELL
BlackRock Fund Advisors	6/8/2022	170	$3.80	BUY
BlackRock Fund Advisors	6/8/2022	18	$3.80	BUY
BlackRock Fund Advisors	6/8/2022	240	$3.80	BUY
BlackRock Fund Advisors	6/8/2022	935	$3.80	SELL
BlackRock Fund Advisors	6/8/2022	595	$3.80	SELL
BlackRock Fund Advisors	6/8/2022	255	$3.80	SELL
BlackRock Fund Advisors	6/8/2022	2,550	$3.80	BUY
BlackRock Fund Advisors	6/8/2022	1,530	$3.80	SELL
BlackRock Fund Advisors	6/8/2022	680	$3.80	BUY
BlackRock Fund Advisors	6/9/2022	680	$3.86	SELL
BlackRock Fund Advisors	6/9/2022	25	$3.86	SELL
BlackRock Fund Advisors	6/9/2022	2,125	$3.86	BUY
BlackRock Fund Advisors	6/9/2022	935	$3.86	BUY
BlackRock Fund Advisors	6/9/2022	480	$3.86	SELL
BlackRock Fund Advisors	6/9/2022	1,360	$3.86	BUY
BlackRock Fund Advisors	6/9/2022	2,550	$3.86	BUY
BlackRock Fund Advisors	6/9/2022	1,020	$3.86	SELL
BlackRock Fund Advisors	6/9/2022	1,700	$3.86	BUY
BlackRock Fund Advisors	6/10/2022	18	$3.60	BUY

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
BlackRock Fund Advisors	6/10/2022	680	$3.60	SELL
BlackRock Fund Advisors	6/10/2022	20	$3.60	SELL
BlackRock Fund Advisors	6/13/2022	1,700	$3.30	BUY
BlackRock Fund Advisors	6/13/2022	4,080	$3.30	BUY
BlackRock Fund Advisors	6/13/2022	84	$3.30	BUY
BlackRock Fund Advisors	6/13/2022	1,530	$3.30	SELL
BlackRock Fund Advisors	6/13/2022	4,250	$3.30	BUY
BlackRock Fund Advisors	6/13/2022	34	$3.30	BUY
BlackRock Fund Advisors	6/13/2022	1,870	$3.30	BUY
BlackRock Institutional Trust Company, National Association	6/13/2022	1,389	$3.24	BUY
Aperio Group, LLC	6/14/2022	289	$3.04	SELL
BlackRock Fund Advisors	6/14/2022	3,400	$3.01	BUY
BlackRock Fund Advisors	6/14/2022	1,445	$3.01	BUY
BlackRock Fund Advisors	6/14/2022	51	$3.01	BUY
BlackRock Fund Advisors	6/14/2022	1,105	$3.01	BUY
BlackRock Fund Advisors	6/14/2022	765	$3.01	BUY
BlackRock Fund Advisors	6/14/2022	240	$3.01	BUY
BlackRock Fund Advisors	6/14/2022	2,040	$3.01	BUY
Aperio Group, LLC	6/15/2022	198	$3.12	SELL
BlackRock Fund Advisors	6/15/2022	30	$3.07	BUY
BlackRock Fund Advisors	6/15/2022	1,700	$3.07	SELL
BlackRock Fund Advisors	6/15/2022	1,700	$3.07	SELL
BlackRock Fund Advisors	6/15/2022	170	$3.07	BUY
BlackRock Fund Advisors	6/15/2022	1,105	$3.07	BUY
BlackRock Fund Advisors	6/15/2022	480	$3.07	BUY
BlackRock Fund Advisors	6/15/2022	1,190	$3.07	BUY
BlackRock Fund Advisors	6/15/2022	18	$3.07	BUY
BlackRock Fund Advisors	6/16/2022	1,530	$2.87	BUY
BlackRock Fund Advisors	6/16/2022	2,210	$2.87	BUY
BlackRock Fund Advisors	6/16/2022	2,125	$2.87	BUY
BlackRock Fund Advisors	6/16/2022	935	$2.87	BUY
BlackRock Fund Advisors	6/16/2022	680	$2.87	SELL
BlackRock Fund Advisors	6/16/2022	3,655	$2.87	BUY
BlackRock Fund Advisors	6/16/2022	1,360	$2.87	SELL
BlackRock Fund Advisors	6/16/2022	3,060	$2.87	BUY